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CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

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March 26, 2014

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accountant Branch Chief

Christy Adams, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tarena International, Inc.

CIK No. 0001592560

Response to the Staff’s Comment Letter Dated March 24, 2014

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Ms. French and Ms. Adams:

On behalf of our client, Tarena International, Inc., a foreign private issuer organized under the laws of the Cayman Islands (“Tarena” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated March 24, 2014.

The Staff’s comment is repeated below in bold and is followed by the Company’s response.

March 26, 2014

Critical Accounting Policies

Share-Based Compensation, page 72

1.	We note that you have estimated the offering price to be between $8.00 and $10.00 per share. Please tell us about each significant factor contributing to the difference between the estimated IPO Price and the fair value of your shares since the September 2013 grant and any subsequent grants through the date of your response. In your response, please tell us about significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes and selection of valuation techniques employed.

The Company respectfully advises the Staff that since September 2013, the Company granted options to a number of executive officers and employees on February 20, 2014. With the assistance of an independent valuation firm, the Company has determined the fair value of its ordinary shares as of February 20, 2014 was US$8.60 per share.

In assessing the fair value of the ordinary shares of the Company as of February 20, 2014, the Company followed the same discounted cash flow method, which is consistent with the prior practice of the Company. The discounted cash flow analysis is based on the Company’s projected cash flow using management’s best estimate as of the valuation date. Estimating future cash flow requires the Company to analyze projected net revenue growth, gross margins and terminal value.

The Company respectfully advises the Staff that the increase in the fair value of the ordinary shares of the Company from US$5.69 per share as of September 16, 2013 to US$8.60 per share as of February 20, 2014 was primarily attributable to the following factors:

•	The Company adjusted its projections upward when preparing its financial forecast to determine the fair value of its ordinary shares as of February 20, 2014 based on the following operational improvements:

(i)	The Company expanded its new digital arts course offering nationally in the last quarter of 2013;

March 26, 2014

(ii)	the Company launched a new online sales and marketing course in November 2013; and

(iii)	in February 2014, the Company implemented a new pricing strategy resulting in an overall increase in tuition fees.

•	The Company made the first confidential submission of the draft registration statement on Form F-1 in respect of the proposed initial public offering (the “IPO”) in November 2013, increasing the probability of a successful IPO. This resulted in a decrease of the discount for lack of marketability (“DLOM”) from 15% as of September 16, 2013 to 5% as of February 20, 2014. Furthermore, the Company increased the estimated probability of a successful IPO from 60% as of September 16, 2013 to 90% as of February 20, 2014. Because the preferred shares of the Company will be automatically converted into ordinary shares upon the IPO, the increase in the estimated probability of the IPO resulted in the allocation of a higher portion of the business enterprise value of the Company to the ordinary shares of the Company.

•	The determined weighted average cost of capital decreased from 17.5% as of September 16, 2013 to 16.5% as of February 20, 2014 to reflect the decrease in uncertainties associated with the financial forecast of the Company, since the Company achieved its milestones, progressed to later stage of development and maintained a solid track record.

The Company believes that the increase in the fair value of the ordinary shares of the Company from US$8.60 per share as of February 20, 2014 to US$9.00, the mid-point of the current estimated offering price range is primarily attributable to the following factors:

•	The IPO will result in increased liquidity and marketability of the ordinary shares of the Company.

•	The IPO will provide the Company with additional capital, enhance the ability of the Company to access capital markets and raise the overall profile of the Company.

•	The preferred shares of the Company will be automatically converted into ordinary shares upon the IPO, which would result in the allocation of all business enterprise value of the Company to the ordinary shares of the Company.

*                    *             *            *

March 26, 2014

If you have any questions regarding this letter, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen (SGP), Francis Duan, by telephone at +86-10-8508-7802, or by email at francis.duan@kpmg.com, or the filing review partner at KPMG Huazhen (SGP), David Kong, by telephone at 86-10-8508-7033, or by email at david.kong@kpmg.com. KPMG Huazhen (SGP) is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:	Shaoyun Han, Chairman and Chief Executive Officer, Tarena International, Inc.

Suhai Ji, Chief Financial Officer, Tarena International, Inc.

David Kong, KPMG Huazhen (SGP)

Francis Duan, KPMG Huazhen (SGP)

David Roberts, O’Melveny & Myers LLP

Ke Geng, O’Melveny & Myers LLP